# REDBIRD BD, LLC

**Financial Statement**
**December 31, 2023**

| OMB APPROVAL |
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# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-70125 |

**FACING PAGE**

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**

MM/DD/YY — MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **RedBird BD, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer      ☐ Security-based swap dealer      ☐ Major security-based swap participant
☐  Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**667 Madison Avenue, 16th Floor**

(No. and Street)

| **New York** | **NY** | **10065** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Robert Klein** | **212-235-2040** | **rklein@redbirdcap.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Reynolds & Rowella, LLP**

(Name – if individual, state last, first, and middle name)

| **51 Locust Avenue** | **New Canaan** | **CT** | **06840** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |

| **04/23/2009** | | **3448** | |
| --- | --- | --- | --- |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, <u>Robert Klein</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>RedBird BD, LLC</u>, as of <u>12/31</u>, 2 <u>023</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.


MARYROSE MERCADO
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01ME6423025
Qualified in Queens County
Commission Expires October 4, 20 25


Signature:

Title:
President


Notary Public

### This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

**RedBird BD, LLC**
Index
December 31, 2023



# REYNOLDS + ROWELLA
## ACCOUNTING AND CONSULTING

### REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers and Member
of RedBird BD, LLC

**Opinion on the Financial Statement**

We have audited the accompanying statement of financial condition of RedBird BD, LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RedBird BD, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

**Basis for Opinion**

This financial statement is the responsibility of RedBird BD, LLC's management. Our responsibility is to express an opinion on RedBird BD, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RedBird BD, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Reynolds + Rowella, LLP

We have served as RedBird BD, LLC's auditor since 2019.
New Canaan, Connecticut
February 28, 2024

90 Grove Street | Ridgefield, CT 06877 | 203 438 0161 f 203 431 3570

51 Locust Avenue | New Canaan, CT 06840 | 203 972 5191

**reynoldsrowella.com**

**RedBird BD, LLC**
**Statement of Financial Condition**
**December 31, 2023**

**ASSETS**

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 307,966 |
| Due from affiliate | | 379,582 |
| Prepaid expenses and other assets | | 29,072 |
| | | |
| Total assets | $ | 716,620 |

**LIABILITIES AND MEMBER'S EQUITY**

**Liabilities**

| | | |
|---|---|---:|
| Accounts payable and accrued expenses | $ | 69,535 |
| Total liabilities | | 69,535 |
| | | |
| **Member's equity** | | 647,085 |
| | | |
| Total liabilities and member's equity | $ | 716,620 |

The accompanying notes are an integral part of the financial statement.

**RedBird BD, LLC**
**Notes to Financial Statement**
**December 31, 2023**

## 1. Nature of operations and summary of significant accounting policies

*Nature of Business*

RedBird BD, LLC (the "Company"), a wholly-owned subsidiary of RedBird Capital Partners Alternative Holdings LLC (the "Parent"), is a limited liability company organized under the laws of the State of Delaware on November 30, 2016. On October 8, 2018, the Company received approval to become a capital acquisition broker-dealer and as such is registered as a capital acquisition broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a strategic and financial advisory firm, which focuses on the private placement of securities and on the planning and structuring of transactions, including mergers, acquisitions, restructurings and other significant corporate and finance activities, which may result in securities offerings.

*Basis of Presentation*

The Company's financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

*Use of Estimates*

The preparation of the financial statement in conformity with US GAAP requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

*Cash and Cash Equivalents*

The Company considers its investments in short-term money market mutual funds to be cash equivalents. The Company defines cash equivalents as short-term, highly liquid investments with original maturities of less than ninety days at the time of purchase. The carrying amounts of such cash equivalents approximate the fair value due to the short-term nature of these instruments.

*Fees Receivable*

Fees receivable are carried at the amounts billed to customers, net of an allowance for credit losses, which is an estimate for credit losses based on a review of all outstanding amounts.

Fees receivable included one transaction at the present value of a series of contractual payments. This fee receivable was $486,158 as of December 31, 2022. This fee receivable was paid in full during the year ended December 31, 2023 and there was no outstanding balance as of December 31, 2023.

Total fees receivable were $13,486,158 as of December 31, 2022. There were no fees receivable as of December 31, 2023.

*Allowance for credit losses*

The Company applies Accounting Standards Codification ("ASC") Topic 326, Financial Instruments – Credit Losses ("ASC 326") for certain financial assets measured at amortized cost to estimate current expected credit losses ("CECL").

**RedBird BD, LLC**
**Notes to Financial Statement**
**December 31, 2023**

### 1. Nature of operations and summary of significant accounting policies (continued)

*Allowance for credit losses (continued)*

The allowance for credit losses is based on the Company's expectation of the collectability of financial instruments carried at amortized cost, including fees receivable utilizing the CECL framework. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. The Company's expectation is that the credit risk associated with fees receivable is not significant until they are 90 days past due on the contractual arrangement and expectation of collection is in accordance with industry standards. Management does not believe that an allowance is required as of December 31, 2023.

*Disaggregation of Revenue*

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e., unbilled receivable) and are derecognized when either it becomes a receivable or the cash is received. No contract assets are reported in the accompanying statement of financial condition at December 31, 2023.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

As of December 31, 2023, there were no contract assets or liabilities reported on the accompanying statement of financial condition.

*Income Taxes*

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax purposes and, accordingly, no income taxes are incurred by the Company as all earnings and losses flow directly to the Parent. However, the Company is subject to New York City Unincorporated Business Tax and records a provision for unincorporated business taxes and reimburses the Parent for taxes incurred attributable to the Company's income, which is reported in the Parent's tax returns.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition and or disclosure. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal, state and local income tax audits for tax years 2021 through 2023.

At December 31, 2023, the Company had current state and local income tax overpayments of $25,790 included in prepaid expenses and other assets in the accompanying statement of financial condition.

**RedBird BD, LLC**
**Notes to Financial Statement**
**December 31, 2023**

**1. Nature of operations and summary of significant accounting policies (continued)**

*Leases*

In February 2016, the FASB issued Accounting Standards Update ("ASU") 2016-02, Leases and in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases collectively ("Topic 842"), which supersedes the existing guidance for lease accounting, Leases (Topic 840). Topic 842 requires lessees to recognize leases on their balance sheets, and leaves lessor accounting largely unchanged. The Company performed an internal review of its active agreements including its expense sharing agreement with an affiliate of the Company, RedBird Capital Partners Management LLC (the "Operating Affiliate"). The expense sharing agreement does not convey the right to control the use of specific space as the space utilized by the Company is leased by and also shared with the Company's Operating Affiliate which has significant operations in the United States and the space is at any time subject to substitution at the sole discretion of the Operating Affiliate. Since the Company cannot reasonably identify the underlying asset and does not exercise control over the asset, it is the Company's position that rent allocated to the Company pursuant to the expense sharing agreement does not constitute a lease within the scope of Topic 842. Therefore, the Company concluded Topic 842 did not have an impact on its operations as the Company has determined it has no leases.

**2. Related party transactions**

Effective October 8, 2018, the Company entered into an expense sharing agreement with the Operating Affiliate whereby the Operating Affiliate provides certain administrative services in connection with the Company's operations. These include personnel, professional services, physical premises, utilities, the use of office equipment, travel, insurance, subscriptions, and other general and administrative services. No amendments have been made to the expense sharing agreement for the year ended December 31, 2023.

As of December 31, 2023, the overpayment balance the Company had with the Operating Affiliate was $379,582 and is included in due from affiliate in the accompanying statement of financial condition.

**3. Concentration of credit risk**

The Company maintains its cash balance with one financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC"). The Company's cash balance may exceed the FDIC coverage of $250,000. The Company has not experienced any losses in such account and believes it is not subject to any significant credit risk on cash.

**4. Concentration of fees receivable**

As of December 31, 2023, there were no fees receivable.

**5. Net capital requirement**

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2023, the Company's net capital was $234,373, which was $229,373 in excess of its minimum requirement of $5,000. At December 31, 2023, the Company's aggregate indebtedness to net capital as defined by SEC Rule 15c3-1 was 0.30 to 1.0.

6. **Exemption from Rule 15c3-3**

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240,15c3-3 since the Company limits its business activities pursuant to footnote 74 to SEC Release 34-70073 Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule 17a-5 and since the Company carries no customer accounts, and does not otherwise hold funds or securities of customers.

7. **Risks and Uncertainties**

In the ordinary course of business, the Company may be subject to litigation. In management's opinion, based upon the information available at this time there are no litigation claims against the Company that would have a material impact on the financial position or operating results of the Company.

8. **Subsequent events**

The Company has evaluated its subsequent events through February 28, 2024, the date that the accompanying financial statement was available to be issued. There were no significant subsequent events which would require recognition or disclosure in the accompanying financial statement.